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                                                                    Exhibit 11

                             FILENE'S BASEMENT CORP.
                 STATEMENTS RE COMPUTATION OF PER SHARE EARNINGS

                                          Thirteen Weeks Ended
                                           May 2,        May 3,
                                           1998          1997
                                        ----------    ----------
Weighted average number of
  common shares outstanding             20,893,742    20,622,580

Assumed exercise of stock
  options net of treasury
  shares deemed to have been
  repurchased at an average

  market price for the period                   -        773,476
                                        ---------     ----------

Weighted average number of common
and common equivalent shares
outstanding used for diluted

computations                            20,893,742    21,396,056
                                        ==========    ==========